SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 6)/1/



                           HIGH COUNTRY BANCORP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42965Q 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                       N/A
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

     /X/          Rule 13d-1(b)

     /X/          Rule 13d-1(c)

     / /          Rule 13d-1(d)


------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 pages

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CUSIP NO. 42965Q 10 7      /         13G            /         Page 2 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    HIGH COUNTRY BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /    84-1450830
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    STATE OF COLORADO
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER               0
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER       101,894
/     BENEFICIALLY      /    /
/       OWNED BY        --------------------------------------------------------
/         EACH          / 7  /   SOLE DISPOSITIVE POWER          0
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  101,894
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    101,894
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    11.45%
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           EP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 42965Q 10 7      /         13G            /         Page 3 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    HIGH COUNTRY BANK 401(k) PROFIT SHARING PLAN & TRUST
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /    84-0982365
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    STATE OF COLORADO
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER               0
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER        53,769
/     BENEFICIALLY      /    /
/       OWNED BY        --------------------------------------------------------
/         EACH          / 7  /   SOLE DISPOSITIVE POWER          0
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER   53,769
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    53,769
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    6.04%
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           EP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 42965Q 10 7      /         13G            /         Page 4 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    TIMOTHY R. GLENN
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER         39,506 (1)
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER      191,177 (2)
/     BENEFICIALLY      /    /
/       OWNED BY        --------------------------------------------------------
/         EACH          / 7  /   SOLE DISPOSITIVE POWER    39,506 (1)
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  191,177 (2)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    230,683
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    25.72% (3)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------

(1) Includes 7,273 shares that may be acquired upon the exercise of the options exercisable within 60 days of December 31, 2003. Does not include 4,298 shares held in the High Country Bancorp, Inc. Long-Term Incentive Plan Trust (the "Grantor Trust") for the benefit of the reporting person, in which shares the reporting person has a pecuniary interest, but no voting or dispositive power.
(2) Consists of 101,894 shares owned by the High Country Bancorp, Inc. Employee Stock Ownership Plan ("ESOP Trust"), 35,514 shares owned by the Grantor Trust and 53,769 shares owned by the High Country Bank 401(k) Profit Sharing Plan & Trust ("401(k) Trust") and voted by the trustees, of which plans the reporting person serves as a trustee.
(3) Assumes that options for 7,273 shares have been exercised. Based on 889,717 shares of common stock outstanding as of December 31, 2004.

--------------------------------------------------------------------------------
CUSIP NO. 42965Q 10 7      /         13G            /         Page 5 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    PHILIP W. HARSH
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER         43,641 (1)
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER      191,177 (2)
/     BENEFICIALLY      /    /
/       OWNED BY        --------------------------------------------------------
/         EACH          / 7  /   SOLE DISPOSITIVE POWER    43,641 (1)
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  191,177 (2)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    234,818
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    26.18% (3)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------

(1) Includes 7,273 shares that may be acquired upon the exercise of the options exercisable within 60 days of December 31, 2003. Does not include 2,958 shares held in the Grantor Trust for the benefit of the reporting person, in which shares the reporting person has a pecuniary interest, but no voting or dispositive power.
(2) Consists of 101,894 shares owned by the ESOP Trust, 35,514 shares owned by the Grantor Trust and 53,769 shares owned by the 401(k) Trust and voted by the trustees, of which plans the reporting person serves as a trustee.
(3) Assumes that options for 7,273 shares have been exercised. Based on 889,717 shares of common stock outstanding as of December 31, 2004.

--------------------------------------------------------------------------------
CUSIP NO. 42965Q 10 7      /         13G            /         Page 6 of 10 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
/ 1     /    NAMES OF REPORTING PERSONS:
/       /    RICHARD A. YOUNG
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER         28,660 (1)
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER      191,177 (2)
/     BENEFICIALLY      /    /
/       OWNED BY        --------------------------------------------------------
/         EACH          / 7  /   SOLE DISPOSITIVE POWER    28,660 (1)
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  191,177 (2)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    219,837
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    24.51% (3)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------

(1) Includes 7,273 shares that may be acquired upon the exercise of the options exercisable within 60 days of December 31, 2003. Does not include 3,963 shares held in the Grantor Trust for the benefit of the reporting person, in which shares the reporting person has a pecuniary interest, but no voting or dispositive power.
(2) Consists of 101,894 shares owned by the ESOP Trust, 35,514 shares owned by the Grantor Trust and 53,769 shares owned by the 401(k) Trust and voted by the trustees, of which plans the reporting person serves as a trustee.
(3) Assumes that options for 7,273 shares have been exercised. Based on 889,717 shares of common stock outstanding as of December 31, 2004.

                                        ------------------------------
                                        /     Page 7 of 10 Pages     /
                                        ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



ITEM 1(a). NAME OF ISSUER.
       High Country Bancorp, Inc.

ITEM 1(b).  ADDRESS OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES.
       7360 West U.S.
       Highway 50 Salida, Colorado 81201

ITEM 2(a). NAME OF PERSON(S) FILING.
     High Country Bancorp, Inc. Employee Stock Ownership Plan Trust ("ESOP Trust"), High Country Bank 401(k) Profit Sharing Plan & Trust (the "401(k) Trust"), and the following individuals who serve as the ESOP Trust's and the 401(k) Trust's trustees: Timothy R. Glenn, Philip W. Harsh and Richard A. Young.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE.
     Same as Item 1(b).

ITEM 2(c). CITIZENSHIP.
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.
       Common Stock, par value $.01 per share.

ITEM 2(e).        CUSIP NUMBER.
       42965Q 10 7

ITEM 3. IF THIS  STATEMENT IS FILED  PURSUANT TO RULE  13d-1(b),  OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:


        (f)  /X/      An  employee  benefit  plan  or  endowment  fund  in
                      accordance  with  Rule 13d-1(b)(1)(ii)(F)

     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are not applicable. This Schedule 13G is being filed on behalf of the ESOP and the 401(k) Plan Trust identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

                                      ------------------------------
                                      /     Page 8 of 10 Pages     /
                                      ------------------------------

ITEM 4. OWNERSHIP.

     (a)  AMOUNT  BENEFICIALLY  OWNED: See Row 9 of the second part of the cover
          ----------------------------
          page provided for each reporting person.

     (b)  PERCENT  OF CLASS:  See Row 11 of the  second  part of the cover  page
          ------------------
          provided for each reporting person.

     (c)  NUMBER OF SHARES AS TO WHICH THE PERSON  HAS:  See Rows 5, 6, 7, and 8
          ---------------------------------------------
          of the second part of the cover page provided for each reporting person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

ITEM 6.  OWNERSHIP  OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER  PERSON.

     The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                         ------------------------------
                                         /      Page 9 of 10 Pages    /
                                         ------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIGH COUNTRY BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ Timothy R. Glenn                                 February 17, 2004
--------------------------------------------         --------------------------
Timothy R. Glenn, as Trustee                         Date

/s/Philip W. Harsh                                   February 17, 2004
--------------------------------------------         --------------------------
Philip W. Harsh, as Trustee                          Date

/s/ Richard A. Young                                 February 17, 2004
--------------------------------------------         --------------------------
Richard A. Young, as Trustee                         Date


HIGH COUNTRY BANCORP, INC.
401(k) PROFIT SHARING PLAN & TRUST

By Its Trustees:

/s/ Timothy R. Glenn                                 February 17, 2004
--------------------------------------------         --------------------------
Timothy R. Glenn, as Trustee                         Date

/s/ Philip W. Harsh                                  February 17, 2004
--------------------------------------------         --------------------------
Philip W. Harsh, as Trustee                          Date

/s/ Richard A. Young                                 February 17, 2004
--------------------------------------------         --------------------------
Richard A. Young, as Trustee                         Date

/s/ Larry D. Smith                                   February 17, 2004
--------------------------------------------         --------------------------
Larry D. Smith, as Trustee                           Date

                                      ------------------------------
                                      /     Page 10 of 10 Pages    /
                                      ------------------------------



/s/ Timothy R. Glenn                                 February 17, 2004
-----------------------------------------------      --------------------------
Timothy R. Glenn, as an Individual Stockholder       Date


/s/ Philip W. Harsh                                  February 17, 2004
-----------------------------------------------      --------------------------
Philip W. Harsh, as an Individual Stockholder        Date

/s/ Richard A. Young                                 February 17, 2004
-----------------------------------------------      --------------------------
Richard A. Young, as an Individual Stockholder       Date